February 24, 2025

VIA EDGAR

Re:	Aspen Technology, Inc. Schedule TO-T / 13E-3 filed on February 10, 2025 Filed by Emerson Electric Co. et al. File No. 005-93677

Mr. Brian Soares
Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Dear Mr. Soares:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated February 19, 2025 (the “Comment Letter”) regarding the above-referenced Schedule TO-T of Emerson Electric Co. (“Parent” or “Emerson”), Emersub CXV, Inc. (“Purchaser”) and the other filers thereof (collectively, the “Parent Entities”) as filed with the Commission on February 10, 2025 (the “Schedule TO”). In conjunction with this letter, the Parent Entities are filing via EDGAR, for review by the Staff, Amendment No. 2 to the Schedule TO (“Amendment No. 2”).

The changes reflected in Amendment No. 2 include those made in response to the comments of the Staff in the Comment Letter. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.

For your convenience, we have also included the text of the applicable comment in the Comment Letter in bold immediately before each response. All defined terms in this letter have the same meaning as ascribed to them in the Schedule TO, unless otherwise indicated.

Schedule TO-T / 13E-3 filed February 10, 2025; Offer to Purchase

General

1.
Refer to the following sentence in the last full paragraph on page 12 and the remaining disclosure in that paragraph: “On May 9, 2024, in a call between Mr. Karsanbhai and the Chair of the AspenTech Board at that time [...], Mr. Karsanbhai asked the Chair to resign from the AspenTech Board citing various differences of opinion with respect to the Chair’s leadership of the AspenTech Board and Mr. Karsanbhai’s belief that the Chair’s working relationship with Mr. Pietri was not adequately supporting management in achieving AspenTech’s performance targets under its long-range plan.”

Please tell us why you and the other reporting persons in your Schedule 13D did not amend the Schedule 13D until November 5, 2024, the day you submitted the November 5 Proposal to AspenTech. Refer to Exchange Act Rule 13d-2(a) and Item 4(d) of Schedule 13D, as well as the last sentence in the answer to Question 110.06 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting.

The Parent Entities respectfully acknowledge the Staff’s comment requesting an explanation as to why Parent did not file an amendment to its Schedule 13D until November 5, 2024, in light of the call between Mr. Karsanbhai and the then-Chair of the AspenTech Board (the “Chair”) on May 9, 2024. Parent did not file an amendment to its Schedule 13D after the call on May 9, 2024 because of its belief that no material change to its Schedule 13D with respect to any plans or proposals to change the AspenTech Board had occurred at that time. Parent had not determined whether or if to take any specific course of action with respect to the Chair if she declined Mr. Karsanbhai’s request that she resign. Parent was not exercising, and had not made any decision whether or not to exercise, any of its various rights under the Stockholders Agreement to remove any member of the AspenTech Board designated by Parent (such as the Chair) and AspenTech’s certificate of incorporation and bylaws to remove any member of the AspenTech Board given its ownership of the majority of the voting power of AspenTech.

The Parent Entities respectfully acknowledge the Staff’s comment and advise the Staff that future beneficial ownership filings by the filing persons will be timely made in accordance with the deadlines set forth in the federal securities laws, including any amendments to the above-referenced Schedule 13D made pursuant to Section 13(d)(2) of the Exchange Act and corresponding Rule 13d-2(a).

In response to the Staff’s comment, the Parent Entities have also revised certain portions of Section 1 of the Offer to Purchase as follows (additions are underlined for your convenience):

“On May 9, 2024, in a call between Mr. Karsanbhai and the Chair of the AspenTech Board at that time (the “Chair”), Mr. Karsanbhai asked the Chair to resign from the AspenTech Board citing various differences of opinion with respect to the Chair’s leadership of the AspenTech Board and Mr. Karsanbhai’s belief that the Chair’s working relationship with Mr. Pietri was not adequately supporting management in achieving AspenTech’s performance targets under its long-range plan. Concerns Mr. Karsanbhai raised with the Chair’s leadership were (i) undertaking a CEO search process and proposing a new CEO for AspenTech despite Parent having communicated its commitment to Mr. Pietri continuing as CEO; (ii) proposing an alternative candidate for Chief Financial Officer of AspenTech despite Parent having communicated its preference for Mr. Baker to assume that role given his extensive track record with consistent operational execution as part of the Parent management system; and (iii) the decision to initiate evaluating AspenTech’s strategic alternatives, including engaging an external advisor at that time to advise the independent directors of AspenTech on such alternatives, and continuing such work after Mr. Karsanbhai had made clear that Parent had no intention of entertaining an acquisition of the remaining Shares by Parent in the current fiscal year, all of which Mr. Karsanbhai believed was disrupting the AspenTech Board from focusing on the primary imperative of getting AspenTech to meet its targets under the long-range plan put in place in connection with the Prior Transaction. Parent had not determined whether or if to take any specific course of action with respect to the Chair if she declined Mr. Karsanbhai’s request that she resign. Parent was informed that AspenTech subsequently received notification from the Chair of her resignation as a member of the AspenTech Board and her position on all committees of the AspenTech Board. AspenTech issued a press release on May 14, 2024 announcing that Robert J. Whelan, Jr., a member of the board of directors of AspenTech (and its predecessor company) since 2011 and a former chair of that board from 2013 to 2021, had been appointed Chair of the AspenTech Board.”
February 24, 2025	2

2.
Please note that Item 601(a)(5) of Regulation S-K does not apply to the exhibit index for Schedule TO / Schedule 13E-3. Please revise your exhibit index accordingly. In this regard, you may refer instead to Instruction 1 to Item 1016 of Regulation M-A.

In response to the Staff’s comment, the Parent Entities have revised the second footnote of the exhibit index of the Schedule TO-T as follows (deletions are struck through and additions are underlined for your convenience):

“Certain schedules and exhibits have been omitted pursuant to ~~Item 601(a)(5) of Regulation S-K~~ Instruction 1 to Item 1016 of Regulation M-A. Parent agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.”

Summary Term Sheet, page 1

3.	Please revise the answer to the first question on page 3 to specify the time by which stockholders must tender their shares on March 10 if they choose to participate in the Offer.

In response to the Staff’s comment, the Parent Entities have revised the answer to the question “How Long Do I Have to Decide Whether to Tender in the Offer?” on page 3 of the Offer to Purchase as follows (additions are underlined for your convenience):

“You will have until 11:59 p.m. Eastern Time on March 10, 2025 to tender your Shares in the Offer, unless Purchaser extends the Offer, in which event you will have until the expiration date of the Offer as so extended. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure which is described in Section 13—“Procedures for Tendering Shares.” See also Section 11—‘Terms of the Offer.’”

Position of Parent Regarding the Fairness of the Transaction, page 18

4.
Refer to the preceding comment. Please revise to include the disclosure required by Item 8 of Schedule 13E-3 and Item 1014 of Regulation M-A with respect to each of the filing persons listed in your Schedule 13E-3.

In response to the Staff’s comment, the Parent Entities have revised certain portions of Section 2 of the Offer to Purchase as follows (deletions are struck through and additions are underlined for your convenience):

“2. Position of Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC Regarding the Fairness of the Transaction

The rules of the SEC require Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC to express ~~its~~ their belief to security holders of AspenTech who are unaffiliated with AspenTech as to the fairness of the Transaction. We believe that the Transactions, including the Offer and the Merger, and the Offer Price to be received by security holders of AspenTech who are unaffiliated with AspenTech pursuant to the Offer and the Merger, are fair to such security holders.

Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC believe~~s~~ that the price to be paid in the Offer is fair to security holders of AspenTech who are unaffiliated with AspenTech. Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC base~~s its~~ their belief on the following factors, each of which, in our judgment, supports our view as to the fairness of the Transactions:

[…]
February 24, 2025	3

In addition, Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC believe~~s~~ that the Offer is procedurally fair to security holders of AspenTech who are unaffiliated with AspenTech, based on the following factors:

[…]

Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC also considered the following factors, each of which Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC considered negative in ~~its~~ their considerations concerning the fairness of the terms of the Transactions:

[…]

Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC did not find it practicable to assign, nor did ~~it~~ they assign, relative weights to the individual factors considered in reaching ~~its~~ their conclusion as to fairness. Parent’s co-financial advisors, Goldman Sachs & Co. LLC and Centerview Partners LLC, were not asked to and have not delivered a fairness opinion to the board of directors of Parent or to any other affiliate of Parent in connection with the Offer.

In reaching ~~its~~ their conclusion as to fairness, Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC did not consider the liquidation value or net book value of AspenTech. The liquidation value was not considered because AspenTech is a viable going concern and Parent has no plans to liquidate AspenTech. Therefore, Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC believe~~s~~ that the liquidation value of AspenTech is irrelevant to a determination as to whether the Offer is fair to unaffiliated stockholders. Further, Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC did not consider net book value, which is an accounting concept, as a factor because ~~it~~ they believe~~s~~ that net book value is not a material indicator of the value of AspenTech as a going concern but rather is indicative of historical costs. Except as otherwise disclosed in this Offer to Purchase, Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC ~~is~~ are not aware of any firm offers made by a third party to acquire AspenTech during the past two years and in any event ~~has~~ have no intention of selling the Shares ~~it~~ they own~~s~~. Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC did not consider third-party offers in reaching ~~its~~ their conclusion as to fairness.

The foregoing discussion of the information and factors considered and given weight by Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC is not intended to be exhaustive, but includes the factors considered by Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC that ~~it~~ they believe~~s~~ to be material. Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC’s view as to the fairness of the transaction to stockholders of AspenTech that are unaffiliated with Parent should not be construed as a recommendation to any stockholder as to whether that stockholder should tender in the Offer.”
February 24, 2025	4

Summary of the Merger Agreement, page 47

5.
Refer to the last sentence on this page. Please revise to remove any potential implication that the Merger Agreement, and any other agreements, do not constitute public disclosure under the federal securities laws. For instance, please clarify that information in these agreements should be considered in conjunction with the entirety of the factual disclosure about the parties in their public reports, if any, filed with the Commission. Additionally, please confirm your understanding that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in this filing not misleading.

In response to the Staff’s comment, the Parent Entities have revised the last two sentences of the second paragraph under the subsection entitled “The Merger Agreement” under Section 20 (“Summary of the Merger Agreement”) of the Offer to Purchase as follows (deletions are struck through and additions are underlined for your convenience):

“Accordingly, the Merger Agreement should not be read alone, but should instead be read in conjunction with the entirety of the factual disclosure about AspenTech and Parent in their respective public reports filed with the SEC as well as the other information regarding the Offer, the Merger, AspenTech, Parent, Purchaser and their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Schedule TO and related exhibits and the Schedule 14D-9. ~~investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein~~. ~~Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.~~”

The Parent Entities respectfully confirm to the Staff our understanding that, notwithstanding the inclusion of this general disclaimer, the Parent Entities are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Schedule TO-T / 13E-3 not misleading.

Source and Amount of Funds, page 63

6.
We note your statement in this section that “[t]he funds to pay for all Shares accepted for payment in the Offer and the consideration in connection with the Merger are expected to come from Parent’s cash on hand and debt financing” (emphasis added). Please provide the information required by Item 1007(d) of Regulation M-A.

In response to the Staff’s comment, the Parent Entities have revised Section 21 (“Source and Amount of Funds”) of the Offer to Purchase by adding the following to the end of the section:

“Debt Financing

The financing of the funds to pay for Shares accepted for the payment in the Offer and the consideration in connection with the Merger is expected to come in part from issuances under Parent’s existing U.S. dollar commercial paper program, which is expected to be expanded from approximately $4 billion to approximately $7 billion. The placement agent for the commercial paper program is JPMorgan Securities LLC. Under the program, Parent may issue unsecured commercial paper notes, ranking pari passu with Parent’s other unsubordinated and unsecured indebtedness with maturities not exceeding twelve months from the date of issuance. The commercial paper will be issued at par less a discount representing an interest factor or, if interest bearing, at par.
February 24, 2025	5

On February 11, 2025, Parent entered into a $3 billion 364-Day Credit Agreement (the “364-Day Back-Up Credit Facility”), dated as of February 11, 2025, with JPMorgan Chase Bank, N.A., as agent, Bank of America, N.A. and Goldman Sachs Bank USA, as syndication agents, and the lenders named therein. The 364-Day Back-Up Credit Facility expires on February 10, 2026.  There are no outstanding loans or letters of credit under the 364-Day Back-Up Credit Facility. The 364-Day Back-Up Credit Facility supports general corporate purposes, including, without limitation, as a liquidity back-up for Parent’s commercial paper borrowings, which is expected to be expanded.

The 364-Day Back-Up Credit Facility is unsecured and may be accessed under a floating rate of interest based on SOFR plus a margin and includes a base rate option. Parent may from time to time designate any of its eligible subsidiaries as subsidiary borrowers under the 364-Day Back-Up Credit Facility. Parent has unconditionally and irrevocably guaranteed the obligations of each of its subsidiaries in the event a subsidiary is named a borrower under the 364-Day Back-Up Credit Facility. Loans are denominated in U.S. dollars. Parent must pay facility fees on the aggregate amounts available under the 364-Day Back-Up Credit Facility, as specified in the credit agreement. The 364-Day Back-Up Credit Facility contains customary representations, warranties, covenants and events of default.

The foregoing summary of the 364-Day Back-Up Credit Facility is not complete and is qualified in its entirety by reference to the actual credit agreement, which is attached as Exhibit (d)(x) to the Schedule TO and is incorporated herein by reference.

To the extent any borrowings are incurred under the 364-Day Back-Up Facility, Parent will repay such borrowings as promptly as practicable.”

The Parent Entities acknowledge that (1) the Parent Entities are responsible for the adequacy and accuracy of the disclosure in their filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) the Parent Entities may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4618 or Cheryl Chan at (212) 450-4503 with any questions you may have with respect to the foregoing.
February 24, 2025	6

Very truly yours,

/s/ Phillip R. Mills

Phillip R. Mills, Esq.

February 24, 2025	7